UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES ACT OF 1934

(Mark One):
[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) of the SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) of the SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____to_____

Commission File Number: 0-22392

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Prime Medical Services, Inc. and Subsidiaries 401 (k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prime Medical Services, Inc.
1301 Capitol of Texas Highway Suite 200B
Austin, Texas 78746

TABLE OF CONTENTS

Independent Auditors’ Report

Statement of Net Assets Available for Benefits, December 31, 2003 and 2002

Statement of Changes in Net Assets Available for Benefits, Years Ended December
     31, 2003 and 2002

Notes to Financial Statements

Supplemental Schedule- Assets Held for Investment Purposes at End of Year,
     December 31, 2003

Signatures

Exhibit Index

Exhibit 99.1 -Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Brad A. Hummel

Exhibit 99.1 - Certification pursuant to 18 U.S.C. Section 1350 as adopted
pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by John Q. Barnidge	Page 1 2 3 4 10 11 12 13 14

Independent Auditors’ Report

To The Plan Administrator
Prime Medical Services, Inc. & Subsidiaries 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Prime Medical Services, Inc. & Subsidiaries 401(k) Plan (“the Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Companies Accounting Oversight Board (PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year (December 31, 2003), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s Administrator. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HELIN, DONOVAN, TRUBEE & WILKINSON, LLP

Austin, Texas
April 26, 2004

PRIME MEDICAL SERVICES, INC. & SUBSIDIARIES 401(k) PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS December 31, 2003 and 2002

	December 31,
	2003	2002
ASSETS

Investments
Collective trust funds, at fair value	$13,954,147	$12,152,996
Prime Medical Services, Inc. stock, at fair
value	689,586	975,513
Loans to participants, at contract value	396,991	423,813

	15,040,724	13,552,322

Receivables
Employer contributions	258,812	417,867
Participant contributions	39,511	115,890

Total receivables	298,323	533,757

TOTAL ASSETS	15,339,047	14,086,079

LIABILITIES

Accrued expenses	--	--

NET ASSETS AVAILABLE FOR BENEFITS	$15,339,047	$14,086,079

See accompanying notes and independent auditors’ report.

PRIME MEDICAL SERVICES, INC. & SUBSIDIARIES 401(k) PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS Years Ended December 31, 2003 and 2002

	Years Ended December 31,
	2003	2002
ADDITIONS:
Additions to net assets attributed to:
Investment income
Net appreciation (depreciation) in fair
value of investments	$1,348,664	$(1,994,787)
Interest and dividends	28,765	362,398

Total investment income	1,377,429	(1,632,389)

Contributions
Cash:
Participants	1,638,596	1,515,933
Rollovers	62,518	23,149
Transfers in	381,711	636,817

Total cash contributions	2,082,825	2,175,899

Non-cash:
Prime Medical Services, Inc. stock	274,135	419,100

Total contributions	2,356,960	2,594,999

TOTAL ADDITIONS	3,734,389	962,610

DEDUCTIONS:
Deductions from net assets attributable to:
Benefits paid to participants	2,324,588	1,967,255
Administrative expenses	156,833	13,452

Total deductions	2,481,421	1,980,707

Net increase (decrease) in net assets	1,252,968	(1,018,097)

Net Assets Available for Benefits:
BEGINNING OF YEAR	14,086,079	15,104,176

END OF YEAR	$15,339,047	$14,086,079

See accompanying notes and independent auditors’ report.

PRIME MEDICAL SERVICES, INC. & SUBSIDIARIES 401(k) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE A--DESCRIPTION OF PLAN

The following description of the Prime Medical Services, Inc. & Subsidiaries ("Company") 401(k) Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution profit-sharing plan with 401(k) option covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In 2002, the Plan was amended to adopt the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). The EGTRRA changes provided for catch-up contributions for participants over 50 years of age and increases in the percentage of eligible compensation allowed.

Contributions
Each year, participants may contribute up to 100% of their eligible compensation or the maximum amount allowed by law (currently $12,000 for 2003) of pretax annual compensation, as defined in the Plan. This Plan also allows for catch-up contributions for participants over 50 years of age. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 12 collective trust funds and a Company stock fund as investment options for participants. The Company may elect to make a matching contribution equal to a discretionary percentage of the employee's deferral contributions at the option of the Company's Board of Directors. The Company's matching contribution is made in company stock.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts may be used to reduce future Company contributions.

Participant Loans
Participants may borrow from their fund account a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the market rate as of the date of the loan. All Plan loans must be repaid in 5 years, except those that are used for the purchase of a principal residence in which case the loan can be extended for 30 years. In most cases repayment of the loan will be made ratably through after-tax payroll deductions.

PRIME MEDICAL SERVICES, INC. & SUBSIDIARIES 401(k) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE A—DESCRIPTION OF PLAN (Continued)

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their account plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after six years of credited service summarized as follows:

Number of Completed Years of Service	Vesting Percentage
Less than 2 year 2 years, less than 3 years 3 years, less than 4 years 4 years, less than 5 years 5 years, less than 6 years 6 years or more	0% 20% 40% 60% 80% 100%

Payment of Benefits
Benefits become available to participants on the earliest of four events: (1) termination of employment, (2) death of the participant (benefits are payable to the participants spouse or beneficiary), (3) retirement of the participant, or (4) disability of the participant.

On termination of service due to death prior to retirement, 100% of the Company contributions become immediately vested. The account balance may be paid to the participant’s spouse or beneficiary in a lump sum.

On termination of service due to retirement after age 65, 100% of the Company contributions become immediately vested. The account balance may be paid to the participant in a lump sum or periodic installments. However, should a participant reach age 65 and not elect to terminate employment, the participant can take an in-service distribution from the vested account balance.

If the participant becomes disabled and is eligible for Social Security disability benefits, or is determined disabled by a physician selected by the Plan Administrator, the full value of the participant’s account becomes 100% vested. Distributions are only available if the participant terminates with the Employer.

Forfeited Accounts
For the years ended December 31, 2003 and 2002 forfeited non-vested contributions approximated $19,000 and $25,000, respectively. The outstanding balance of forfeited non-vested contributions totaled $174,824 and $152,879 at December 31, 2003 and 2002, respectively. Forfeitures may be used to reduce future expenses or contributions to be paid by the Company. For the years ended December 31, 2003 and 2002, no forfeitures were used to offset employer contributions or expenses.

PRIME MEDICAL SERVICES, INC. & SUBSIDIARIES 401(k) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE A—DESCRIPTION OF PLAN (Continued)

Distributions During Employment
As a general rule, participant’s contributions will remain in the Plan as long as the participant remains employed by the Company. The Plan does provide exceptions to this rule for withdrawals of the participant’s contributions under certain circumstances (subject to the satisfaction of the Plan Administrator) that include the following:

• • • •	Medical expenses, Purchase of a principal residence, Post secondary education for participant or their dependents, To prevent eviction from or foreclosure on the participant’s principal residence.

Plan Expenses
In accordance with Plan provisions, the Company incurs most of the costs associated with the Plan. Employees of the Company perform certain administrative functions with no compensation from the Plan. The Plan pays administrative expenses as reflected in the accompanying financial statements. During 2003 and 2002, the Company paid $32,000 and $9,000 for administrative fees, respectively.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Collective trust funds are valued based on the market value of the underlying securities. Shares of the Company’s common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when paid.

Contributions
 Contributions from the participants’ and employer are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan Administrator.

PRIME MEDICAL SERVICES, INC. & SUBSIDIARIES 401(k) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE C—NONPARTICIPANT-DIRECTED INVESTMENTS

The Company’s matching contributions are made in Company stock (which is publicly traded under the symbol PMSI on the NASDAQ market). At December 31, 2003 and 2002, the Plan had a receivable from the Company in the amount of $258,371 and $417,865, respectively. In January 2004 and 2003, the Company contributed 44,642 and 49,628 shares, respectively, of its common stock in payment of that receivable. Those shares had a fair market value of $208,527 and $417,865 on December 31, 2003 and 2002.

Once the employer matching contribution is made, the participant has authority to direct their portion of the Company stock. Participants direct all of their investments. There are no non participant-directed investments at December 31, 2003 and 2002.

NOTE D—INVESTMENTS

The following presents investments that are 5% or more of the Plan’s net assets at December 31, 2003 and 2002:

	December 31,
Collective trust Funds, at Fair Value	2003	2002
S&P Index Portfolio	$1,522,386	$1,186,493
GIC Portfolio	$4,172,811	$4,495,597
Balanced Portfolio	$978,667	$906,478
International Growth Portfolio	$1,101,129	$814,609
Large Company Growth Portfolio	$3,359,516	$3,412,958

Employer Stock
Prime Medical Services, Inc. Common Stock	$689,586	$975,513

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,348,664 and ($1,994,787), respectively, as follows:

Investment Type	2003	2002
Collective trust and mutual funds	$1,955,183	$(2,376,710)
Prime Medical stock	(606,519)	381,923

Total	$1,348,664	$(1,994,787)

PRIME MEDICAL SERVICES, INC. & SUBSIDIARIES 401(k) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE D—INVESTMENTS

The primary Plan investments are collective trust funds, which apply an investment management fee to the assets. The fee was $156,000 for 2003 and $13,000 for 2002, and was included as administration expenses on the accompanying statements of changes in net assets available for benefits. Prior to December 1, 2002, the investments were held in mutual fund investments which mutual funds apply a daily management fee to the assets under management in the separate mutual account funds that approximates 0.80% per annum of the average invested balance (approximately $105,000 for 2002). This fee is deducted from the mutual funds prior to determining net appreciation (depreciation) in fair value of investments. The management fee on the collective trust is deducted after determining net appreciation (depreciation) in fair value of investments.

NOTE E—RELATED PARTY TRANSACTIONS

The Plan invests in shares of collective trust funds managed by UBS Fiduciary Trust Company. (“UBS”), formerly known as PW Trust. UBS acts as Trustee for only those investments defined by the Plan. UBS is an affiliate of UBS/ Paine Webber. Transactions in such investments qualify as party-in-interest transactions, and are exempt from the prohibited transaction rules. Beginning December 1, 2002, USI Retirement Services is the Plan Trustee. Prior to December 1, 2002, ING was the Plan Trustee.

NOTE F—RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

There were no reconciling items between the net assets available for plan benefits per the financial statements at December 31, 2003 and 2002 to Schedule H of the Form 5500. There were also no reconciling items between the benefits paid to participants per the financial statements for the years ended December 31, 2003 and 2002 and Schedule H of Form 5500.

NOTE G—PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

PRIME MEDICAL SERVICES, INC. & SUBSIDIARIES 401(k) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE H—TAX STATUS

The plan obtained its latest determination letter, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s third party administrator believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan’s financial statements.

NOTE I—FIDELITY BOND

The plan was covered by a $2,000,000 fidelity bond during 2003 and 2002.

NOTE J-PLAN MERGERS

On October 22, 2003, the net assets of the AMP Plan (“AMP Plan”) totaling $378,516 were transferred into the Plan as a result of a merger of the AMP Plan and the Plan.

On November 1, 2002, the net assets of the Medilink International Company Profit Sharing Plan (“Medilink Plan”) totaling $636,817 were transferred into the Plan as a result of a merger of the Medilink Plan and the Plan.

The net assets transferred have been recorded as such in the accompanying Statements of Changes in Net Assets Available for Benefits.

PRIME MEDICAL SERVICES, INC. & SUBSIDIARIES 401(k) PLAN Supplemental Schedule-Assets Held for Investment Purposes at End of Year December 31, 2003

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Collective Trust Funds
	UBS Trust Company Funds
*	Mid-Cap Growth Portfolio	57,533 Shares		**	$473,044
*	Mid-Cap Value Portfolio	8,940 Shares		**	298,182
*	Small Company Growth	3,397 Shares		**	242,557
*	Small Company Value	14,092 Shares		**	291,994
*	Fixed Income Index Portfolio
		6,613 Shares		**	97,608
*	S&P 500 Index Portfolio	112,426 Shares		**	1,522,386
*	GIC Portfolio	148,863 Shares		**	4,172,811
*	Conservative Bond Portfolio	23,849 Shares		**	717,502
*	Balanced Portfolio	23,644 Shares		**	978,667
*	International Growth Portfolio	86,118 Shares		**	1,101,129
*	Large Company Growth	335,855 Shares		**	3,359,516
*	Large Company Value	13,732 Shares		**	698,751

					13,954,147

	Employer Stock
*	Prime Medical Services, Inc. common stock	101,169 shares	**		689,586

*	Participant Loans	5% to 10.50%			396,991

	Total Investments Held for Investment Purposes				$15,040,724

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PRIME MEDICAL SERVICES, INC. AND SUBSIDIARIES 401(K) PLAN
By: Plan Administrator of the Prime Medical Services, Inc. and Subsidiaries 401(k) Plan<pre>

Date: June 21, 2004	By: /s/ Kathryn Starr Kathryn Starr Plan Administrator

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1* 99.2*	Certification pursuant to 18 U.S.C. Section 1350 as
adopted pursuant to Section 906 of the Sarbanes-Oxley
Act of 2002 by Brad A. Hummel

Certification pursuant to 18 U.S.C. Section 1350 as
adopted pursuant to Section 906 of the Sarbanes-Oxley
Act of 2002 by John Q. Barnidge

* Filed herewith.

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